Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

File No. of Related Registration Statement: 333-145554

From: Matt Ferguson [mailto:mferguson@foxhollowtech.com]

Sent: Monday, September 17, 2007 6:22 PM

To: FoxHollow

Subject: ESPP & Other Stock Matters

Due to the impending merger with ev3, we need to make you aware of the following events and information:

Change In ESPP Purchase Date:

The merger agreement makes it necessary to complete our ESPP purchase prior to the closing of the merger (expected to be October 5, 2007). As a result, the ESPP purchase that was planned for 11/1/07 has been moved up to 10/1/07. The merger makes this change necessary. The attached document contains information, deadlines and FAQs regarding the new purchase date. Please note, however, that the last day to withdraw from the ESPP is 9/24/07. If you wish to withdraw from the plan, your withdrawal paperwork must be received by Payroll and Angie Nelson no later than 5:00 pm on September 24th. A withdrawal form is attached and can be faxed to Payroll at 650-421-8412. Payroll will send you an e-mail confirming receipt of your Notice. If you do not receive this e-mail confirmation, please contact our payroll manager, Eric Fischer.

Employees will be able to participate in ev3’s ESPP starting on 1/1/08.

Black-out Period:

There will be a black-out period for ALL FoxHollow employees starting on 10/1/07 and ending approximately one week following the closing of the merger. During this time employees will not be allowed to exercise options or sell any stock holdings. It is important to note that this black-out period is separate from the normal black-out period reserved for employees who are insiders.

E*TRADE Will Remain The Combined Company’s Broker After The Merger:

After the merger is completed, E*TRADE will remain as broker. This means that employees will be able to continue to exercise options and sell stock in their existing E*TRADE accounts.

Formula For Computing The Conversion Of FoxHollow Options To ev3 Options:

Upon the closing of the merger, FoxHollow options will be assumed by ev3 and become options to purchase the common stock of ev3. Pasting the following link into your browser address bar will take you to the list of merger-related frequently asked questions on FoxHollow’s intranet. Within this list is a sample conversion formula that is useful in approximating the number of shares of ev3 stock that will be received after the merger is completed.

http://hawksnest/FoxHollowEmployeeFAQUpdate072407.pdf

Thanks for your time reviewing this message and the attached materials.

Matt

Matthew Ferguson

Chief Financial Officer

FOXHOLLOW

650.421.8501 tel

650.421.8677 fax

mferguson@foxhollowtech.com

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and in the information/proxy statement-prospectus which forms a part of ev3’s registration on Form S-4, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, on August 17, 2007, ev3 filed a Registration Statement on Form S-4 (SEC File No. 333-145554) with the SEC that contains an information/proxy statement-prospectus. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders are be able to obtain free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus referred to above.

FOXHOLLOW TECHNOLOGIES, INC.

Notice of Termination of Employee Stock Purchase Plan

September 17, 2007

Dear Participant:

As you may know, FoxHollow Technologies, Inc. (the “Company”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company and ev3 Inc., a Delaware corporation (“ev3”), and certain other parties whereby the Company will become a wholly owned subsidiary of ev3 (the “Merger”). The purpose of this letter is to inform you of the termination of the FoxHollow Technologies, Inc. 2004 Employee Stock Purchase Plan (the “ESPP”) in connection with the Merger.

Under the terms of the Merger Agreement, all outstanding rights to purchase Company stock under the ESPP must terminate immediately prior to the Effective Time (as defined in the Merger Agreement) through a final purchase of Company common stock. The Company has determined, in accordance with the requirement of the Merger Agreement, that the final purchase date, which is defined as the “New Exercise Date” under the ESPP, will occur on October 1, 2007.

Please note that, notwithstanding the termination of the ESPP, your accumulated payroll deductions will be used to purchase shares of Company common stock on the New Exercise Date unless you choose to withdraw from the ESPP and your withdrawal election is received by the Company before 5:00 pm on September 24, 2007. If for some reason the Merger fails to occur, the ESPP will continue under its current terms.

When is the ESPP terminating?

Subject to the closing of the Merger, the current offering period will terminate on the New Exercise Date, and the ESPP will terminate immediately after the final purchase and immediately prior to the Effective Time. This notice shall serve as your advance notification of the final purchase of Company common stock as required by the terms of the ESPP. Your stock purchase right will be exercised automatically on the New Exercise Date unless you have withdrawn from the offering period prior to the New Exercise Date.

What does the termination of the ESPP mean to me?

On the New Exercise Date, your accumulated payroll deductions will be used to purchase shares of Company common stock, unless you withdraw from the ESPP prior to the New Exercise Date (as further described below). Assuming that you do not withdraw from the ESPP prior to the New Exercise Date, any of your accumulated payroll deductions that are not used to purchase shares will be returned to you shortly thereafter, as further described in the ESPP plan document and prospectus. No new offering periods will commence under the ESPP after the New Exercise Date and no payroll deductions will be made after the New Exercise Date.

What happens to the shares of Company common stock that are purchased for me on the New Exercise Date?

At the Effective Time any shares of Company common stock that you acquired under the ESPP and that you continue to hold at the closing of the Merger will be handled on the same terms and conditions as all other shareholders under the terms of the Merger Agreement.

What price will I pay to purchase Company common stock on the New Exercise Date?

Under the terms of the ESPP, the purchase price per share of Company common stock will equal the lower of:

•	85% of the fair market value of a share of Company common stock on the Enrollment Date (as defined in the ESPP), or

•	85% of the fair market value of a share of Company common stock at the close of market on the New Exercise Date.

Please review the ESPP plan document and/or your ESPP prospectus if you need further information on the purchase price per share of Company common stock under the ESPP.

May I withdraw from the ESPP prior to the New Exercise Date?

Yes. If you would like to withdraw from the ESPP prior to the New Exercise Date, simply complete the Notice of Withdrawal form, as has been our standard practice, and submit it to Eric Fischer, Payroll Manager and Angie Nelson, Stock Plan Administrator. To withdraw from the ESPP, this Notice of Withdrawal must be received by 5:00 pm on September 24, 2007.

Once we receive your properly filed Notice of Withdrawal Form, we will send you an e-mail confirming our receipt of your Notice. If you do not receive this e-mail confirmation, please contact Eric Fischer.

If you withdraw from the ESPP, no shares will be purchased for you on the New Exercise Date and your contributions will be refunded to you (without the payment of any interest) within a reasonable time period.

Do I need to do anything if I want shares to be purchased for me on the New Exercise Date?

No. No action is necessary.

For Further Information

If you have any additional questions about the termination of the ESPP or the final purchase on the New Exercise Date as described above, please contact Angie Nelson at 650-421-8785, Rocco DiGioacchino at 650-421-8657 or Eric Fischer at 650-839-8017.

Sincerely,

Matthew Ferguson

Chief Financial Officer

FOXHOLLOW TECHNOLOGIES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned participant in the Offering Period of the FoxHollow Technologies, Inc. 2004 Employee Stock Purchase Plan which began on                     ,          (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Name and Address of Participant:

Signature:

Date: